UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): January 28, 2025 (January 23, 2025)

MEGOLA INC.
(Exact name of registrant as specified in its charter)

Nevada	88-0492605
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

8891 Brighton Lane, Suite 108, Bonita Springs FL 34135

(Full mailing address of principal executive offices)

(888) 587-1698

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

Common Stock, par value $0.001 per share

ITEM 9. OTHER EVENTS

Appointment of Officers and Directors

On January 23, 2025, the Board of Directors (the “Board”) of Breakthrough Chemistry Inc. aka Megola, Inc. (the “Company”) accepted the resignations of Joshua Johnston from the board of directors and as Chief Financial Officer, Chief Operating Officer, Secretary and Treasurer and of Simon Johnston as a member of the Board of Directors.  The resignations of each of Mr. Simon Johnston and Mr. Joshua Johnston were in order to pursue other opportunities and were not as a result of any disagreements with management or the Board.

Concurrently the Board appointed Mark Suchy, current member of the Board, as Chief Financial Officer, Secretary and Treasurer, and Mr. Bruce Johnston, a member of the Company’s advisory committee and no relation to the aforementioned Johnstons, to the Board.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEGOLA, INC. (Exact name of issuer as specified in its charter)

Date: January 28, 2025	/s/ Robert Gardiner
Robert Gardiner, CEO, President and Director

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